Exhibit (d)-(33)

Execution Version

CC CHINA (2019B) L.P.

c/o Walkers Corporate Limited

Cayman Corporate Centre,

27 Hospital Road, George Town

Grand Cayman KY1-9008, Cayman Islands

23 September 2020

Lachesis Biologics Limited

Maples Corporate Services Limited,

PO Box 309, Ugland House, Grand Cayman,

KY1-1104, Cayman Islands

RE: Investment in CC China (2019B) L.P.

Ladies and Gentlemen:

This letter agreement (this “Agreement”) is being entered into by CC (2019B) GP Ltd, an exempted company incorporated with limited liability in the Cayman Islands (the “General Partner”) and Lachesis Biologics Limited (the “Investor”) in connection with the proposed investment by the Investor as a Class A Limited Partner in CC China (2019B) L.P., an exempted limited partnership formed under the laws of the Cayman Islands (the “Partnership”).

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Amended and Restated Agreement of Exempted Limited Partnership by and among the Partnership, the General Partner, the Investor and the other limited partner(s) of the Partnership dated on or about the date hereof (as amended and restated from time to time, the “LPA”).

The parties hereto agree as follows, notwithstanding any provision to the contrary in the LPA:

1.	Withdrawal from the Partnership. The General Partner acknowledges that the Investor is controlled by a sponsor and manager of private equity funds with the resources and experience necessary to manage a direct investment in the Target alongside the other consortium members, but for reasons of expediency in the context of the overall transaction, the Investor wishes initially to invest in the Target via the Partnership. In light of the foregoing and in consideration of the Investor’s strategic relationship with the General Partner and its Affiliates, the General Partner agrees that the Investor shall be allowed to withdraw from the Partnership pursuant to Section 7.3 of the LPA in accordance with the terms and conditions below:

1.1       Withdrawal Upon Privatization Closing.

(a)	Conditions. The obligations of the General Partner to permit and effect the Investor’s withdrawal from the Partnership pursuant to Section 1.1 of this Agreement shall be subject to (i) the Investor having performed its Funding Obligation (as defined in Section 4 below) pursuant to the Funding Notice, the LPA and Section 4 below and (ii) the closing (the “Privatization Closing”) of the acquisition of the Target by Bidco pursuant to an agreement and plan of merger to be entered into by Bidco, the Target and certain other parties thereto (the “Merger Agreement”), as a result of which the Target shall become wholly owned by Bidco.

(b)	Timing and Process.

(i)	Within ten (10) Business Days from the date when the Privatization Closing occurs, the Investor shall be entitled to send the General Partner a written request for its withdrawal from the Partnership. Upon receiving such request, the General Partner shall permit and effect the Investor’s withdrawal as soon as practicable but no later than twenty (20) Business Days after receiving Investor’s such request by means of distributions in kind (the “In Kind Distributions of Bidco Shares”) in accordance with Section 7.3(b) of the LPA. The General Partner shall procure that, unless otherwise agreed by the Investor in writing, immediately after the completion of the In Kind Distributions of Bidco Shares, the Investor shall hold such number of shares of BidCo issued to and subscribed for by HoldCo in consideration for HoldCo’s contribution to BidCo, immediately prior to the Privatization Closing, of the number of shares of the Target as equal to the quotient obtained by dividing (i) an amount equal to the Investor Contribution by (ii) US$120.00 (such number of shares of the Target, which shall be subject to appropriate adjustment for any share split, share combination and other similar events, the “Subject Shares”). “Investor Contribution” means the amount of the portion of the Funding Obligation for the purposes of funding the Partnership’s acquisition (through HoldCo and/or BidCo) of shares of the Target as specified in the Funding Notice. For the avoidance of doubt, the Investor Contribution shall entirely be used for the purpose of purchasing shares of the Target and no Funding Obligation for the purposes of funding costs and expenses relating to such acquisition and the payment of any Partnership Expenses shall constitute the Investor Contribution.

(ii)	The General Partner shall, and shall procure that Holdco shall, use commercially reasonable efforts to ensure that the transactions contemplated by the In Kind Distributions of Bidco Shares shall be permitted and shall not require any consent or approval from any shareholder of Holdco or Bidco or any other parties to any shareholders agreement with respect to Holdco or Bidco, under such shareholder agreement or constitutional document of Holdco or Bidco, as applicable.

1.2        Withdrawal Upon Failure of Privatization Closing.

(a)	Conditions. The obligations of the General Partner to permit and effect the Investor’s withdrawal from the Partnership pursuant to Section 1.2 of this Agreement shall be subject to (i) the Investor having performed its Funding Obligation pursuant to the Funding Notice, the LPA and Section 4 below and (ii) any of the following conditions: (x) if the Merger Agreement is executed prior to or on June 30, 2021, the termination of the Merger Agreement, (y) the failure to occur of the execution of the Merger Agreement prior to or on June 30, 2021, or (z) the failure to occur of the Privatization Closing by June 30, 2021 (in each case of (x), (y) and (z), if permitted under the Interim Investors Agreement or relevant consents have been obtained under the Interim Investors Agreement to effect the withdrawal under this Section 1.2), unless otherwise extended by the Investor in writing.

(b)	Timing and Process.

(i)	Within ten (10) Business Days after satisfaction of the conditions in Section 1.2(a) above, the Investor shall be entitled to send the General Partner a written request for its withdrawal from the Partnership. Upon receiving such request, the General Partner shall permit and effect the Investor’s withdrawal as soon as practicable but no later than twenty (20) Business Days after receiving Investor’s such request by means of distributions in kind (the “In Kind Distributions of Target Shares”) in accordance with Section 7.3(b) of the LPA, provided that, to the extent Rule 13e-3 under the Securities Exchange Act of 1934 (“Rule 13e-3”), as amended, applies to the transfer of the Target shares as contemplated by the completion of the In Kind Distributions of Target Shares, such completion shall not occur until the requirements set forth in Rule 13e-3 with respect to the closing of such transfer have been complied with. The General Partner shall procure that, unless otherwise agreed by the Investor in writing, immediately after the completion of the In Kind Distributions of Target Shares, the Investor shall hold the Subject Shares.

(ii)	The General Partner shall, and shall procure that Holdco shall, use commercially reasonable efforts to ensure that the transactions contemplated by the In Kind Distributions of Target Shares shall be permitted and shall not require any consent or approval from any shareholder of Holdco or any other parties to any shareholders agreement with respect to Holdco, under such shareholders agreement or constitutional document of Holdco.

(iii)	The Investor acknowledges that pursuant to that certain consortium agreement, dated as of September 18, 2019 (as amended by amendment no. 1 thereto dated as of January 23, 2020 and as further amended, restated or modified from time to time, the “Consortium Agreement”) to which the Fund is a party, and other applicable agreement among the consortium members with respect to the privatization of the Target (as amended, restated or modified from time to time) (together with the Consortium Agreement, the “Interim Investors Agreement”) the Fund and/or HoldCo are or will be subject to certain restrictions on transfer of shares of the Target (including to cause its affiliates not to transfer shares of the Target) during a certain exclusivity or restriction period as specified in the Interim Investors Agreement (the “Exclusivity Period”). Notwithstanding anything to the contrary in Section 1.2(b)(i) above, the General Partner shall not be obligated to effect the In Kind Distributions of Target Shares prior to the end of the Exclusivity Period.

(iv)	To the extent that the Target imposes a transfer restriction on HoldCo with respect to the shares of the Target to be acquired by HoldCo pursuant to the Purchase Agreement for the balance of any existing lockup period that the seller party to the Purchase Agreement has been subject to under its agreement with the Target (the “Lockup Period”), then notwithstanding anything to the contrary in Section 1.2(b)(i) above, the General Partner shall not be obligated to effect the In Kind Distributions of Target Shares prior to the end of such Lockup Period. “Purchase Agreement” means such definitive agreement as may be entered into by HoldCo after the date of this Agreement for the purchase of the shares of the Target using the proceeds from the Investor Contribution.

1.3	Release.

Each of the General Partner and the Investor shall release the other from all of its duties and obligations in respect of the Interest under the terms of the LPA and the Investor’s Subscription Agreement arising after the date of withdrawal, including but not limited to any obligation of the Investor under Section 4 of the LPA, provided that the Investor shall continue to be bound by Section 6.4 of the LPA after the withdrawal, and provided further that (i) the Investor shall reimburse the General Partner for fees and expenses (including legal fees), together with any VAT thereon (if any), reasonably incurred in relation to the withdrawal as soon as reasonably practicable following the date of withdrawal; and (ii) if the Investor withdraws pursuant to Section 1.2(a)(ii)(x) or, to the extent applicable, Section 1.2(a)(ii)(z), the Investor shall, upon request of the General Partner, pay the Partnership (or reimburse the Partnership for the payment of) the Investor’s pro rata portion of the termination fee (and related costs, expenses and interests) payable or paid by the Partnership in connection with the termination of the Merger Agreement pursuant to the limited guarantee (or other similar document) provided by the Partnership in connection with the privatization of the Target, to the extent not reimbursed by the Target or third parties, unless the Investor has already paid such amount in its Capital Contributions to the Partnership prior to its withdrawal.

1.5	Further Assurance.

The Investor agrees that it shall promptly take any action as the General Partner reasonably requires in connection with the withdrawal and other transactions contemplated in connection therewith.

1.6	Announcement.

No public announcements regarding the subject matter of this Agreement shall be issued by any party of this Agreement without the prior written consent of the other party, whose consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by any applicable law, a court of competent jurisdiction, a regulatory body or an international stock exchange, and then only after the form and terms of such announcements have been notified to such other party and such other party has had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable.

2.	Information Rights. The General Partner agrees that (a) it shall cause Holdco to deliver copies of all notices, documents, or materials of the board of directors (if applicable) relating to Bidco and/or the Target, including without limitation any financial statements or other information of Bidco and the Target, that Holdco receives as a direct or indirect shareholder of Bidco or the Target, as applicable, pursuant to the information rights provisions under the applicable shareholders agreements and constitutional documents of Bidco and the Target (the “Target Information”) to the General Partner promptly upon receipt by Holdco of the Target Information; and (b) so long as the Investor remains a limited partner of the Partnership, the General Partner shall deliver to the Investor copies of any Target Information reasonably promptly upon receipt by the General Partner of the same; provided that the Investor may use the Target Information solely for the purpose of monitoring its investment in the Partnership, shall keep the Target Information strictly confidential, and shall not disclose any Target Information without the prior written consent of the General Partner, unless otherwise permitted under Section 6.4 of the LPA. For the purpose of this Agreement, the Target Information shall be deemed as Confidential Information under the LPA with respect to the Investor.

3.	Partnership Expenses and Warehousing Costs. The General Partner hereby confirms that, so long as the Investor remains a limited partner of the Partnership:

(a)	the Investor shall only be liable for any Partnership Expenses in proportion to its applicable Percentage Interest (“Partnership Expenses”) and shall not be drawn down in excess of Partnership Expenses with respect to Capital Contributions made for the Partnership Expenses under Section 3.1(a) of the LPA; and

(b)	the Investor shall not be participating in any Holder Investment and shall not be liable for any cost, expense or interest resulting from the Partnership’s purchase of the Holder Investments from the Investment Holder pursuant to Section 2.2(d) of the LPA.

4.	Funding Notice and Target Deliverable. In connection with the closing of the Purchase Agreement or the Merger Agreement, as the case may be, the General Partner agrees (a) to provide, together with the Funding Notice to the Investor, a written confirmation by a director of Holdco (the “CP Confirmation”) which shall confirm that all closing conditions to the completion of the transactions contemplated by the Purchase Agreement or the Merger Agreement, as the case may be, shall have been fulfilled or waived and that the parties thereto are prepared to close; and (b) that the funding obligation of the Investor under such Funding Notice (“Funding Obligation”) is conditioned upon the delivery of the CP Confirmation. The General Partner shall, as soon as reasonably practicable following receipt thereof, deliver to the Investor a copy of the register of members of the Target evidencing that Holdco has become a registered holder of such shares of the Target contemplated to be purchased by Holdco under the Purchase Agreement.

5.	Conflicts. This Agreement supplements the LPA. In the event of any conflicts or inconsistency between the provisions of this Agreement and the provisions of the LPA, the provisions of this Agreement shall control.

6.	General. The provisions of Section 6.4 (Confidentiality), Section 11.1 (Successors and Assigns), Section 11.2 (No Waiver), Section 11.4 (Notices), Section 11.5 (Severability), Section 11.6 (Counterparts), Section 11.13 (Rule of Construction) and Section 11.16 (Applicable Law) of the LPA shall apply to this Agreement, mutatis mutandis.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed on the day and year first above written.

Sincerely,

EXECUTED AND DELIVERED AS A DEED

CC (2019B) GP LTD

for itself and for CC China (2019B) L.P.

By:	/s/ Rikizo Matsukawa
Name: Rikizo Matsukawa
Title: Director

Witness:	/s/ Keiko Sato
Name: Keiko Sato
Address: 10/F, Hirakawacho Mori Tower
2-16-2 Hirakawacho, Chiyoda-ku, Tokyo 102-0093, Japan

[Signature Page to Side Letter]

ACCEPTED AND AGREED ON THE DATE FIRST ABOVE WRITTEN:

EXECUTED AND DELIVERED AS A DEED

Lachesis Biologics Limited

By:	/s/ Janeen Aljadir
Name: Janeen Aljadir

Witness:	/s/ Shaad O’Garro
Name: Shaad O’Garro
Address: Cayman Islands

[Signature Page to Side Letter]